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               AMENDED AGREEMENT AND PLAN OF REORGANIZATION


     Agreement made as of the 18th day of December, 1997 by and among Touch Tone America, Inc., a California corporation, ("Buyer"), ORIX Global Communications, Inc., a Nevada corporation (the "Company" or "Seller") and the Shareholders of the Company whose names and addresses are set forth on the signature page hereof, (the "Shareholders"). Buyer, Seller, Company and Shareholders are sometimes referred to as "party" or "parties."

     The parties entered into an Agreement and Plan of Reorganization dated August 11, 1997 (the "Agreement") pursuant to which the Shareholders agreed to sell 1,200 shares of common stock, no par value per share, of the Company, constituting all the issued and outstanding common stock of the Company (the "Shares"). The Agreement and Plan of Reorganization was further amended on November 7, 1997 (the "November 7, 1997 Agreement") in order to substitute the consideration given by the Buyer for the Shares, as well as condition the closing of the transaction upon certain terms.

     As a result of the Company common stock being delisted from the NASDAQ SmallCap Market on December 17, 1997, the parties agreed to amend the November 7, 1997 Agreement as provided below.

NOW THEREFORE, for good and valuable consideration, the parties hereby agree as follows:

1. Section 1.2 of the November 7, 1997 Agreement is modified to read henceforth as follows:


          " 1.02. SHARES BEING EXCHANGED. Subject to the terms and conditions of this Agreement, at the Closing, provided for in Section 2.01 hereof (the "Closing"), Shareholders are assigning and delivering to Buyer the Shares and Buyer is acquiring such Shares, free and clear of all liens, claims, options, charges and encumbrances whatsoever in exchange for such number of Common Shares of the Buyer's Common Stock to represent after issuance 80% of all issued and outstanding shares of the Buyer's Common Stock after giving effect to all options, warrants or other rights calling for issuances of Common Shares of the Buyer's Common Stock. As of the date hereof, 4,561,245 shares of Buyer's Common Stock are issued and outstanding, and options, warrants or other rights calling for issuances of 3,265,000 Common Shares of the Buyer's Common Stock are outstanding.

          Accordingly, as of the date hereof, and before giving effect to any adjustments contemplated under Paragraph 1.04 below, the number of Common Shares of the Buyer's Common stock which represent,


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          after issuance, 80% of all issued and outstanding shares of the
          Buyer's Common Stock after giving effect to all options, warrants or other rights calling for issuances of Common Shares of the Company currently outstanding, is 31,304,980."

2. All other provisions of the Agreement remain in effect and binding on the parties.


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                 TOUCH TONE AMERICA, INC.


                                 By: /s/ Dr. Edward D. Wirth
                                     --------------------------------
                                      Acting President

                                 ORIX GLOBAL COMMUNICATIONS, INC.


                                 By: /s/ Kerry Rogers
                                     --------------------------------
                                      Kerry Rogers, President